UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Ocean Biomedical, Inc.

Address of Principal Executive Office (Street and Number): 55 Claverick St., Room 325

City, State and Zip Code: Providence, RI 02903

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject Quarterly Report, semi-Quarterly Report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Quarterly Report on Form 10-Q of Ocean Biomedical, Inc. (the “Company”) for the period ended March 31, 2024 (the “Quarterly Report”). For the reasons and circumstances set forth below, the Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense.

On November 9, 2023, the Company received information related to an interpretation of the Staff of the U.S. Securities and Exchange Commission (the “SEC”) that Ocean Biomedical understands is applicable to SPAC-related companies that have entered into “forward purchase agreements,” “pre-paid forward transactions,” and/or “backstop agreements” (collectively, “Forward Purchase Agreements”). The interpretation relates to the accounting and reporting for certain Forward Purchase Agreements for which the repurchase price has been partially prepaid; in particular, that the prepayment amount may not be reported as an asset.

On November 10, 2023, the Audit Committee of the Company, after considering the recommendations of management, concluded that the Company’s previously issued consolidated financial statements as of and for the quarters ended March 31, 2023 and June 30, 2023 (collectively, the “Previous Financial Statements”), included in Ocean Biomedical’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, its Registration Statement on Form S-1 (Registration No. 333-271392) effective June 22, 2023, and its Registration on Form S-1 (Registration No. 333-272859) effective July 7, 2023, should no longer be relied upon. Similarly, any other previously filed or furnished reports, related earnings releases, guidance, investor presentations, or similar communications of the Company describing the Previous Financial Statements should no longer be relied upon.

Due to the impact of the timing of the Audit Committee’s determination, including the extensive and complex accounting and disclosure requirements related to the Audit Committee’s determination, the Company requires additional time to prepare the financial statements and the accompanying notes disclosed in the Quarterly Report. The Company is working diligently to complete the Quarterly Report as soon as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Elizabeth Ng	(401) 444-7375
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s): ☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net losses for the quarter ended March 31, 2024 in excess of the net losses reported for the year ended December 31, 2032. As the Company is in the process of completing work on the complex accounting requirements relating to the Audit Committee’s determination, it is not able to provide a reasonable estimate of those results at this time.

Ocean Biomedical, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2024	By:	/s/ Elizabeth Ng
Elizabeth Ng
Chief Executive Officer
(Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.